Exhibit 2 Sergio Menéndez President CEMEX EMEAExhibit 2 Sergio Menéndez President CEMEX EMEA

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the our public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker and aggregates We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiariesThis presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the our public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker and aggregates We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Strong growth in EMEA despite inflationary pressures EBITDA Variation +25% +16% 22 22 311 52 8 289 -37 -5 249 1H20 Volume Price Variable costs Clinker Fixed costs 1H21 l-t-l 1H21 FX & freight Imports & others 12.6% +0.5pp 13.1% EBITDA margin 11 countries in EMEA; ~80% of EBITDA in Developed MarketsStrong growth in EMEA despite inflationary pressures EBITDA Variation +25% +16% 22 22 311 52 8 289 -37 -5 249 1H20 Volume Price Variable costs Clinker Fixed costs 1H21 l-t-l 1H21 FX & freight Imports & others 12.6% +0.5pp 13.1% EBITDA margin 11 countries in EMEA; ~80% of EBITDA in Developed Markets

Growth engine with a diversified portfolio Europe EBITDA by country ▪ Completed “One Europe” reorganization POL PHI ▪ $1 B divested; +150 bps margin improvement GER 8% 21% 8% ▪ Positive demand fundamentals Rest 10% ▪ High utilization rates 19% 17% UK▪ $500 M reinvested in bolt-on and margin improvement ISR 17% FRA ▪ Strong demand, attractive growth opportunities Israel EBITDA by business Developed Markets ▪ Recent restrictions in capacity utilization supporting CEM AGG Egypt gradual industry recovery 34% 33% 16% 17% ▪ Sold-out market, strong public infrastructure program Philippines URB SOL RMXGrowth engine with a diversified portfolio Europe EBITDA by country ▪ Completed “One Europe” reorganization POL PHI ▪ $1 B divested; +150 bps margin improvement GER 8% 21% 8% ▪ Positive demand fundamentals Rest 10% ▪ High utilization rates 19% 17% UK▪ $500 M reinvested in bolt-on and margin improvement ISR 17% FRA ▪ Strong demand, attractive growth opportunities Israel EBITDA by business Developed Markets ▪ Recent restrictions in capacity utilization supporting CEM AGG Egypt gradual industry recovery 34% 33% 16% 17% ▪ Sold-out market, strong public infrastructure program Philippines URB SOL RMX

Europe - Strong infrastructure pipeline €45 B Electricity Projects €270 B (nuclear & GW offshore) ▪ €1.4 T in infrastructure projects by 2030 Federal Transport Infrastructure Plan £+100 B ▪ €750 B in building and public spaces €4.5 B renovations by 2030 as part of EU €119 B Renovation Wave Infrastructure Plan €26 B €3.4 B ▪ Several announced climate resilience 2024 Olympic projects Games €420 M Adriatic Sea Bridge €26 B €10 BEurope - Strong infrastructure pipeline €45 B Electricity Projects €270 B (nuclear & GW offshore) ▪ €1.4 T in infrastructure projects by 2030 Federal Transport Infrastructure Plan £+100 B ▪ €750 B in building and public spaces €4.5 B renovations by 2030 as part of EU €119 B Renovation Wave Infrastructure Plan €26 B €3.4 B ▪ Several announced climate resilience 2024 Olympic projects Games €420 M Adriatic Sea Bridge €26 B €10 B

Leading the industry on Climate Action CEMEX Europe Delivering on Climate Action commitments Net CO emissions evolution 2 st ▪ 1 to introduce hydrogen injection in all plants -28% -35% -55% ▪ Record alternative fuels usage +70% ▪ Fuel becomes an income stream in 4 plants st ▪ 1 to introduce a carbon neutral concrete ▪ ~60% of cement sales are low carbon, blended products 1990 2018 2021 2030 ▪ Surplus CO allowances built through 2026 2 ▪ +50 ongoing climate/innovation projects ▪ 35% reduction, ~10 years ahead of original target ▪ 3x the speed of reduction in last 3 years ▪ Rudersdorf plant: Carbon neutral by 2030 ▪ First to match EU 55% CO reduction target by 2030 2Leading the industry on Climate Action CEMEX Europe Delivering on Climate Action commitments Net CO emissions evolution 2 st ▪ 1 to introduce hydrogen injection in all plants -28% -35% -55% ▪ Record alternative fuels usage +70% ▪ Fuel becomes an income stream in 4 plants st ▪ 1 to introduce a carbon neutral concrete ▪ ~60% of cement sales are low carbon, blended products 1990 2018 2021 2030 ▪ Surplus CO allowances built through 2026 2 ▪ +50 ongoing climate/innovation projects ▪ 35% reduction, ~10 years ahead of original target ▪ 3x the speed of reduction in last 3 years ▪ Rudersdorf plant: Carbon neutral by 2030 ▪ First to match EU 55% CO reduction target by 2030 2

Sergio Menéndez President CEMEX EMEA